SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ---------------
                                   FORM 6-K
                               ---------------



                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For April 30, 2002



                                 CNOOC Limited

                (Translation of registrant's name into English)
              ---------------------------------------------------


                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)
              ---------------------------------------------------






         (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F     X                Form 40-F
                              ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                            No           X
                              ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Company Press Release
---------------------


                CNOOC Limited Announces First Quarter Financial
                          and Operational Highlights

(Hong Kong, 29 April 2002) CNOOC Limited (NYSE "CEO", SEHK "883", the "Company") today reported unaudited revenues of RMB4.92 billion for the first quarter of 2002, a 3.6% increase from the first quarter of 2001. The effects of lower oil prices on revenues were offset by revenues from production increases from both offshore China and Indonesia business. The average realized price for oil was $19.01 (not including results from assets acquired from Repsol YPF) in the first quarter, down 23.4% compared to the same quarter last year. The average realized price in the second quarter will likely improve given the recent spike in oil prices.

Total production increased 34.2% from the same quarter last year to reach a record level of 350,781 barrels of oil equivalent (boe) per day. Crude oil and liquids production was 303,647 barrels per day and natural gas production was 283 mmcf per day. The increase was largely attributable to a 42.2% increase in crude oil production in the Bohai Bay and the addition of the Indonesian production. In the first quarter, we have met our 2002 production target for the quarter.

CNOOC Limited and its PSC partners plan to drill 63-89 wells in 2002, of which 23 were completed in the first quarter. Of these 23 wells, 16 were conducted independently and 7 were completed in cooperation with PSC partners. During the quarter, the company and its PSC partners also acquired 2,083 km of 2D seismic data and 461 km2 of 3D seismic data and the Company continued to meet its HSE objectives.

"It has been a solid quarter, and we are very pleased with the progress we have made with our development projects. We have completed overall development plans for four out of the twelve major development projects planned for 2002, and have officially commenced development of the Xihu Trough Project. We are certainly off to a great start," commented Mr. Fu Chengyu, COO and President of the Company.

The Company has achieved a number of milestones in the first quarter of 2002. On January 11, 2002, Moody's Investors Service changed its rating outlook for both the Company and its Parent, CNOOC, to positive from stable. Both entities were already rated Baa2 by Moody's, which is the highest rating given to any rated Chinese company. With the change, the Company enjoys the highest rating status among all Chinese companies rated by Moody's.

On the heels of the positive change in ratings outlook, CNOOC Limited's wholly-owned subsidiary, CNOOC Finance (2002) Limited, issued US$500 million in 10-year 6.375% notes on March 1, 2002. The inaugural debt issue priced at a favorable 163 basis points over the benchmark 10-year U.S. Treasury, which reflected the positive market demand for the issue.

On January 18, 2002, the Company announced the acquisition of nine Repsol YPF subsidiaries that owned working interests in five oil and gas properties in Indonesia. These businesses mainly engage in onshore and offshore exploration, development and production of oil and gas. During the first quarter of 2002, these properties generated net production of 65,411 boe per day and revenues of RMB 932.5 million.

"The first quarter has been an eventful one for our Company. The acquisition of certain Repsol YPF Indonesian assets is in line with the Company's overall strategy to focus on production and cash flow grow. We have seen the market's continued affirmation of our business strategy in the beginning of 2002 and we are beginning a new chapter in the

Company's history with the addition of overseas assets," Mr. Wei Liucheng said. He continued, "We will apply the same discipline that exists throughout the Company to the integration of these assets."


First Quarter and Year-to-Date Production Summary(1)
----------------------------------------------------

                                                        2001                             2002
                                           -------------------------------  -------------------------------
Crude Oil & Liquids (b/d)                       Q1              YTD              Q1               YTD
                                           --------------  ---------------  --------------   --------------
Bohai Bay                                       89,442           89,442        127,227          127,227
Western South China Sea                         45,423           45,423         42,528           42,528
Eastern South China Sea                         89,627           89,627         75,421           75,421
East China Sea                                   3,136            3,136          3,732            3,732
Overseas                                         3,863            3,863         54,739           54,739
                                           --------------  ---------------  --------------   --------------
     Subtotal (b/d)                            231,491          231,491        303,647          303,647
                                           --------------  ---------------  --------------   --------------

Natural Gas (mmcf/d)
Bohai Bay                                           46               46             50               50
Western South China Sea                            122              122            139              139
Eastern South China Sea                              -                -               -                -
East China Sea                                      10               10             13               13
Overseas                                             -                -             81               81
                                           --------------  ---------------  --------------   --------------
     Subtotal (mmcf/d)                             178              178            283              283
                                           --------------  ---------------  --------------   --------------

                                           --------------  ---------------  --------------   --------------
Total Production (boe/d)                       261,297          261,297        350,781          350,781
                                           ==============  ===============  ==============   ==============



First Quarter and Year-to-Date Revenue and Expenditure (Unaudited)(1)
---------------------------------------------------------------------

                                            RMB millions                                US$ millions(1)
                                ----------------------------------------        ----------------------------
                                        2001                 2002                 2001                   2002
                                -----------------     -----------------         -------------      ------------------
                                   Q1         YTD         Q1        YTD         Q1        YTD          Q1        YTD
                                ------       ----    ---------   ------         ---       ---      ---------    -----
Sales Revenue(2)(3)(4)
-------------
Crude oil and liquids           4,288.5     4,288.5    4,230.8    4,230.8      517.9      517.9       511.0      511.0
Natural gas                       370.7       370.7      594.5      594.5       44.8       44.8        71.8       71.8
Others                             91.9        91.9       97.8       97.8       11.1       11.1        11.8       11.8

                                -------     -------    -------    -------      ------     ------      -----      ------
     Total                      4,751.1     4,751.1    4,923.1    4,923.1      573.8      573.8       594.6      594.6
                                -------     -------    -------    -------      ------     ------      -----      ------

Capital Expenditures(2)
--------------------
Exploration                       147.5       147.5      278.9      278.9       17.8       17.8        33.7       33.7
Development                     1,107.8     1,107.8    1,223.3    1,223.3      133.8      133.8       147.7      147.7
Others                              0.5         0.5       14.5       14.5        0.1        0.1         1.7        1.7

                                -------     -------    -------    -------      ------     ------      -----      ------
     Total                      1,255.8     1,255.8    1,516.7    1,516.7      151.7      151.7       183.2      183.2
                                -------     -------    -------    -------      ------     ------      -----      ------


(1) Converted to US dollars at RMB 8.28 = US$1.00
(2) Includes results from recently acquired Repsol YPF Indonesian assets
(3) Does not include sales of oil & gas from Pinghu
(4) Revenue for sales made on behalf of PSC partners based on net amount


************

 Notes to Editors:

CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2000, its net proved reserves were 1.8 billion barrels-of-oil equivalents and its net production totaled 239,337 BOE per day.

CNOOC Limited has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with approximately 1,000 employees.

CNOOC LIMITED - RELATIONSHIP WITH ITS PARENT COMPANY

CNOOC Limited, incorporated in Hong Kong, is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development and production activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research, and services functions for the PRC offshore petroleum industry as well as other mid- or downstream petroleum projects.

************

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Ltd. (the Company). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to changes, of the PRC's economic, political and social conditions as well as government policies.

************

For further enquiries, please contact:

Mr. Xiao Zongwei
CNOOC Limited
Tel : +86 10 8452 1646
Fax: +86 10 8452 1648
E-mail: xiaozw@cnooc.com.cn
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


                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                 CNOOC Limited


                                 By:  /s/ Cao Yunshi
                                      ----------------
                                      Name: Cao Yunshi
                                      Title:  Company Secretary

Dated: April 30, 2002